UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 17, 2025, Astra Audit & Advisory LLC (“Astra”) resigned as the independent registered public accounting firm for Innovation Beverage Group Limited (the “Company”), effective immediately.

Astra was engaged on December 12, 2024, following approval by the Company’s Board of Directors and Audit Committee, to audit the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023. Astra issued audit reports on those financial statements, which were included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Astra’s resignation was not the result of any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. A copy of Astra’s resignation letter, dated July 17, 2025, is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

The Company is in the process of selecting a new independent registered public accounting firm and intends to work with Astra and the successor auditor to ensure an orderly transition.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Resignation letter of Astra Audit & Advisory LLC, dated July 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: July 23, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer